# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-119136
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 298,955; sole dispositive power 0; shared dispositive power 298,955; aggregate amount beneficially owned 298,955 (4.91% of the class)
  Comment: (1) Includes (i) 260,182 shares of common stock, par value $0.001 per share ("Common Stock") held by ADAR1 Partners, LP and (ii) 38,773 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC as of February 14, 2025. As the investment manager of ADAR1 Partners, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC., ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  (2) Based on 6,091,182 shares of Common Stock of KALA BIO, Inc. (the "Issuer") outstanding as of December 31, 2024 reported in the Issuer's prospectus, filed with the SEC on February 4, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 260,182; sole dispositive power 0; shared dispositive power 260,182; aggregate amount beneficially owned 260,182 (4.27% of the class)
  Comment: (1) Includes 260,182 shares of Common Stock by ADAR1 Partners, LP as of February 14, 2025. As the general partner of ADAR1 Partners, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
  
  (2) Based on 6,091,182 shares of Common Stock of the Issuer outstanding as of December 31, 2024 reported in the Issuer's prospectus filed with the SEC on February 4, 2025.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 298,955; sole dispositive power 0; shared dispositive power 298,955; aggregate amount beneficially owned 298,955 (4.91% of the class)
  Comment: (1) Includes (i) 260,182 shares of Common Stock held by ADAR1 Partners, LP and (ii) 38,773 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC as of February 14, 2025. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  (2) Based on 6,091,182 shares of Common Stock of the Issuer outstanding as of December 31, 2024 reported in the Issuer's prospectus filed with the SEC on February 4, 2025.

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, MA, 02476

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):
(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");
(ii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and
(iii) Daniel Schneeberger ("Mr. Schneeberger").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company;
(ii) ADAR1 General Partner is a Texas limited liability company; and
(iii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (02/14/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (02/14/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (02/14/2025)